Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE THREE MONTHS ENDED JULY 31, 2004 AND 2003 AND

THE YEARS ENDED APRIL 30, 2004, 2003, 2002, 2001 AND 2000

(in thousands, except ratios)

	Three Months Ended July 31,		Year Ended April 30,
	2004	2003	2004	2003	2002	2001	2000
Fixed Charges:
Interest and amortization of debt issuance costs[1]	$6,160	$3,610	$16,856	$13,910	$10,066	$9,374	$8,328
Portion of rental expense representing interest	104	93	366	368	371	440	451

Total fixed charges	6,264	3,703	17,222	14,278	10,437	9,814	8,779

Earnings:
Earnings (loss) from continuing operations[2]	1,633	4,257	(31,978)	(4,568)	7,822	15,755	20,557

Total earnings plus fixed charges	7,897	7,959	(14,756)	9,710	18,259	25,569	29,336
Ratio of earnings to fixed charges[3]	1.3x	2.1x	—	—	1.7x	2.6x	3.3x

[1]	Interest costs include capitalized interest of $4,516 in 2003, $1,109 in 2002 and $595 in 2001.

[2]	For the purpose of these computations, earnings have been calculated by adding fixed charges less capitalized interest, income in earnings of affiliates, and minority interest to income before taxes, plus amortization of capitalized interest.

[3]	Earnings as defined were not sufficient to cover fixed charges by $31,978 and $4,568 in the fiscal years ending 2004 and 2003, respectively.